EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of (loss) per share

	Six Months Ended July 31,
	2010	2009

Net (loss)	$(1,252,324)	$(1,608)

Average shares outstanding	9,460,911	9,367,144
Stock options & purchase plan:
Total options & purchase plan shares	—	—
Assumed treasury stock buyback	—	—
Convertible redeemable preferred stock assumed converted	—	—

Number of shares used in per common share computation	9,460,911	9,367,144

Basic net (loss) per share of common stock	$(0.13)	$0.00

Diluted net (loss) per share of common stock	$(0.13)	$0.00